June 16, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549

Attn:	Michael Purcell and Kevin Dougherty

Re:	USA Rare Earth, Inc.

Registration Statement on Form S-1

Filed May 20, 2025

File No. 333-287410

Dear Mr. Purcell / Mr. Dougherty:

On behalf of USA Rare Earth, Inc. (the “Registrant”), we are writing to submit the Registrant’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated June 10, 2025 (the “Comment Letter”), with respect to the above-referenced Registration Statement on Form S-1, filed on May 20, 2025 (“Registration Statement”).

The Registrant has filed via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects the Registrant’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Registrant’s response. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 1.

United States Securities and Exchange Commission
June 16, 2025

Registration Statement on Form S-1 filed May 20, 2025

General

1.	With respect to a portion of the securities being registered on this registration statement, we note that you are registering the primary issuance of your common stock upon the exercise of outstanding, privately placed warrants. Please provide your analysis as to why you believe you are eligible to register the primary issuance of the underlying common stock to private placement purchasers as these shares appear to have been offered privately. Alternatively, please revise to clarify, if true, that any “primary issuance” of your common stock would be exclusively to third parties which did not purchase the privately placed warrants from you in prior private placements. For guidance, refer to Securities Act Sections Compliance and Disclosure Interpretations 103.04, 134.02 and 239.15.

Response: In response to the Staff’s comment, the Registrant acknowledges that the Private Placement Warrants were initially offered and sold to the Sponsor by Inflection Point, which was a special purpose acquisition company incorporated in the Cayman Islands, in a private placement concurrently with Inflection Point’s IPO in May 2023. However, in connection with its Business Combination which closed in March 2025, the private placement warrants issued by Inflection Point in its IPO were exchanged for the Private Placement Warrants of the Registrant, a Delaware corporation, pursuant to the Registration Statement on Form S-4 (File No. 333-283181), which was originally declared effective by the U.S. Securities and Exchange Commission on February 14, 2025 (as amended, the “Prior Registration Statement”), which registered the exchange of the Private Placement Warrants (and the Public Warrants) of the Registrant (and the underlying shares of Common Stock issuable upon exercise of such Private Placement Warrants (and Public Warrants)) for the private placement warrants (and public warrants) that had previously been issued by Inflection Point in connection with its IPO. The registration was required pursuant to Rule 145(a) promulgated under the Securities Act because the Business Combination included the deregistration of Inflection Point under Section 206 of the Companies Act (as revised) of the Cayman Islands and a domestication under Section 388 of the DGCL, pursuant to which Inflection Point’s jurisdiction of incorporation was changed from the Cayman Islands to the State of Delaware (the “Domestication”). Securities Act Sections Compliance and Disclosure Interpretations 203.06 sets forth the Staff’s position that “if a non-U.S. corporation undertakes a merger to incorporate within the United States, the migratory transaction is an event of sale that must be registered with the Commission or exempt from registration.” Because the Domestication represented the conversion of a non-U.S. corporation into a U.S. corporation, the exception for change of domicile transactions in Rule 145(a)(2) was not applicable and the offer and sale of the securities of the Registrant upon conversion of the securities of Inflection Point in connection with the Domestication was required to be registered.

Accordingly, the Private Placement Warrants and the underlying shares of Common Stock of the Registrant were offered and sold in a registered transaction. Therefore the Registrant may register the offer and sale of the shares of Common Stock issuable to the Sponsor upon exercise of the Private Placement Warrants pursuant to the Registration Statement.

2.	We note that you are issuing up to 69,850,213 shares of common stock issuable upon the conversion of 4,103,472 shares of 12% Series A Cumulative Convertible Preferred Stock, with a current conversion price of $7.00 and the conversion price of the Series A Preferred Stock of $1.00.

●	Note No. 2 to your Filing Fee Tables provides that the total number of shares of common stock underlying such shares of Series A Preferred Stock is 69,850,213, of which 55,570,752 shares were registered on your Registration Statement on Form S-4. Thus, you appear to be newly registering 14,279,461 shares of common stock, issuable upon the conversion of 4,103,472 shares of Series A Preferred Stock.

Additionally, you are issuing up to 53,941,176 shares of common stock that are issuable upon the exercise of Preferred Investor Warrants at an exercise price of $1.00 per share.

●	Note No. 3 to your Filing Fee Tables provides that 4,495,098 of those shares were registered on the Registration Statement on Form S-4. Thus, you appear to be newly registering 49,446,078 shares of common stock issuable by the Company upon the exercise of certain Preferred Investor Warrants.

You provide that as of May 19, 2025 you have 90,836,776 shares of Common Stock issued and outstanding prior to this offering. Accordingly, you appear to be registering what would represent approximately 70.2% of the Company’s issued and outstanding common stock as of that date. Please explain if you believe your stockholders approved the issuance of such shares as part of your de-SPAC, or clarify why you do not believe you are required to receive stockholder approval for the issuance of the aforementioned shares under Nasdaq Listing Rules. Please also revise to include a risk factor detailing the possible dilutive and market-price impacts of issuing the shares registered under this registration statement.

United States Securities and Exchange Commission
June 16, 2025

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that shareholder approval was obtained for the issuance of the shares of Series A Preferred Stock, the Preferred Investor Warrants, the shares of Common Stock issuable upon conversion of the Series A Preferred Stock and the shares of Common Stock issuable upon the exercise of the Preferred Investor Warrants at the extraordinary general meeting of the Registrant’s predecessor, Inflection Point, held on March 10, 2025 (the “EGM”).

Proposal No. 3 presented to Inflection Point’s shareholders at the EGM was a proposal to approve, for purposes of complying with the applicable provisions of Nasdaq Listing Rules 5635(a), (b) and (d), the issuance or potential issuance of, among other securities, shares of Series A Preferred Stock and Series A Preferred Investor Warrants. As described in detail on pages 139-140 of the definitive proxy statement/prospectus (which formed a part of the Prior Registration Statement) filed with the U.S. Securities and Exchange Commission on February 18, 2025 (the “Proxy Statement/Prospectus”), the Series A Preferred Stock is convertible into, and the Preferred Investor Warrants are exercisable for, shares of the Registrant’s Common Stock, and each of the Series A Preferred Stock and Preferred Investor Warrants include price-based anti-dilution provisions, as described on pages 248 and 252 of the Proxy Statement/Prospectus.

The form of Series A Preferred Stock Certificate of Designation which was attached as Annex D to the Proxy Statement/Prospectus, and the form of Preferred Investor Warrant which was attached as Annex F to the Proxy Statement/Prospectus, set forth the full terms of the conversion or exercise of those securities, as well as the price-based anti-dilution provisions. The description in the Proxy Statement/Prospectus of the terms of the Series A Preferred Stock and the Preferred Investor Warrants included disclosure advising shareholders that the summary of the material terms of such securities was not intended to be a complete summary of the rights and preferences of such securities, and was qualified by reference to Annex D and Annex F.

Accordingly, in approving Proposal No. 3, the shareholders approved the issuance of the shares of Series A Preferred Stock and the Preferred Investor Warrants, as well as the shares of Common Stock issuable upon conversion of the Series A Preferred Stock and the shares of Common Stock issuable upon exercise of the Preferred Investor Warrants, including pursuant to their respective anti-dilution provisions.

In response to the Staff’s comment to include a risk factor detailing the possible dilutive and market-price impacts of issuing the shares registered under this registration statement, the Registrant refers the Staff to “Risk Factors—Risks Related to this Offering by Us and the Selling Securityholders—Sales, or the perception of sales, of our Common Stock, including those registered in this registration statement and those we are registering in a separate registration statement pursuant to the PIPE Registration Rights Agreement, by us or our existing securityholders could dilute existing stockholders and cause the market price for our Common Stock to decline” on pages 33-35 of Amendment No. 1 which the Registrant has revised and expanded.

United States Securities and Exchange Commission
June 16, 2025

Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	Joshua Ballard, Chief Executive Officer of USA Rare Earth, Inc and USA Rare Earth, LLC

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